UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CHEMUNG FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

164024 10 1
(CUSIP Number)

David J. Dalrymple, 274 Coleman Avenue, Elmira, New York 14903;
Telephone: (607) 737-5077 with a copy to J. Philip Hunter, Esq., Sayles & Evans, One West Church Street, Elmira, New York 14901; Telephone: (607) 734-2271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ' ' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No. 164024 10 1

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
David J. Dalrymple S.S.# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	727,139

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	727,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person	727,139

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	20.00%

14.	Type of Reporting Person (See Instructions)	IN

Instructions for Cover Page

(1)

Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person forwhom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers,

although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR

COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Robert H. Dalrymple S.S.# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	727,139

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	727,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person	727,139

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	20.00%

14.	Type of Reporting Person (See Instructions)	IN

Instructions for Cover Page

(1)

Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person forwhom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers,

although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR

COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Catherine D. Smith S.S.# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	727,139

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	727,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person	727,139

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	20.00%

14.	Type of Reporting Person (See Instructions)	IN

Instructions for Cover Page

(1)

Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person forwhom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers,

although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR

COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Dalrymple Holding Corporation E.I. No. 16-1137772

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	59,416

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	59,416
11	Aggregate Amount Beneficially Owned by Each Reporting Person	59,416

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	1.63%

14.	Type of Reporting Person (See Instructions)	CO

Instructions for Cover Page

(1)

Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person forwhom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers,

although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR

COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Dalrymple Family Limited Partnership E.I. No. 16-1478376

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	448,510

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	448,510
11	Aggregate Amount Beneficially Owned by Each Reporting Person	448,510

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	12.33%

14.	Type of Reporting Person (See Instructions)	PN

Instructions for Cover Page

(1)

Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person forwhom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers,

although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR

COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.
Item 1. Security and Issuer.
Common Stock, Par Value $0.01

Chemung Financial Corporation One Chemung Canal Plaza Elmira, NY 14902

Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplemented so that the first paragraph thereof reads as follows:

Pursuant to Rules 13d-(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned David J. Dalrymple, Robert H. Dalrymple, Catherine D. Smith, Dalrymple Holding Corporation, a New York Corporation, and Dalrymple Family Limited Partnership, a New York limited partnership, hereby file this Schedule 13D Statement jointly. The above-named persons are hereinafter sometimes collectively referred to as "the Reporting Persons." The Reporting Persons are making this single, joint filing because certain of the Reporting Persons may be deemed to share beneficial ownership over certain shares of the Common Stock of the Issuer as a result of family relationships among certain of the Reporting Persons. The Reporting Persons are also making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13 (d) (3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

David J. Dalrymple

(a)	Name David J. Dalrymple

(b)	Residence Address 274 Coleman Avenue Elmira, NY 14903

(c)	Present Principal Occupation President of Dalrymple Holding Corporation

(d), (e)	Legal Proceedings None

(f)	Citizenship United States

Robert H. Dalrymple

(a)	Name Robert H. Dalrymple

(b)	Residence Address 875 Upland Drive Elmira, NY 14905

(c)	Present Principal Occupation Vice President & Secretary of Dalrymple Holding Corporation

(d), (e)	Legal Proceedings None
(f)	Citizenship United States

Catherine D. Smith

(a)	Name Catherine D. Smith

(b)	Residence Address 430 Pine Drive Jackson, WY 83001

(c)	Present Principal Occupation None

(d), (e)	Legal Proceedings None
(f)	Citizenship United States

Dalrymple Holding Corporation

(a)	Name Dalrymple Holding Corporation

(b)	State of Organization New York

(c)	Principal Business Parent company of several construction companies

(d)	Principal Business Address 105 South Broadway Pine City, NY 14871

(e), (f)	Legal Proceedings None

The directors and executive officers of Dalrymple Holding Corporation are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i) name;

(ii) business address (or residence address where indicated);

(iii) present principal corporation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

During the last five years, neither Dalrymple Holding Corporation nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dalrymple Family Limited Partnership

(a)	Name Dalrymple Family Limited Partnership

(b)	State of Organization New York

(c)	Principal Business Investing Partnership

(d)	Principal Business Address 105 South Broadway Pine City, NY 14871

(e), (f)	Legal Proceedings None

David J. Dalrymple, Robert H. Dalrymple and Catherine D. Smith are the three general partners of Dalrymple Family Limited Partnership. The same individuals are also the limited partners of said partnership. Pursuant to the terms of the partnership agreement, said general partners share voting and dispositive powers with respect to all assets owned by said partnership, decisions to be made by a majority vote with each general partner entitled to cast one vote for each percentage point, or fraction thereof, of such general partners' partnership percentage in effect as of the date of such vote.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following to the end thereof:

Since October 23, 2003, David J. Dalrymple has acquired 9,778 shares by purchase on the open market in numerous separate trades at prices ranging from $30.25 to $33.15 per share and in addition has acquired 8,600 shares purchased as co-trustee of a trust under the Will of Mary Ellen Dalrymple, all of which shares were purchased from Dalrymple Holding Corporation, a joint filer of this Form 13D. Since October 23, 2003, Robert H. Dalrymple has acquired no additional shares except that he did as co-trustee acquire 8,600 shares purchased as co-trustee of a trust under the Will of Mary Ellen Dalrymple, all of which shares were purchased from Dalrymple Holding Corporation, a joint filer of this Form 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting part (a) in its entirety and inserting the following in place thereof:

(a)

David J. Dalrymple

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 727,139. This number consists of 114,885 shares held directly in David J. Dalrymple's name, 64,690 shares held in the name of Robert H. Dalrymple, 3,808 shares held by David J. Dalrymple as custodian for his children under NYSGMA, 13,122 shares held in the name of Catherine D. Smith, 3,808 shares held by Catherine D. Smith as custodian for her children under NYSGMA, 59,416 shares held by Dalrymple Holding Corporation, 448,510 shares held by Dalrymple Family Limited Partnership and 18,900 shares held as co-trustee of trusts under the Will of Mary Ellen Dalrymple. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which David J. Dalrymple is a 23.1% owner nor does it include 7,276 shares owned by his spouse, Joanne F. Dalrymple, of which shares David J. Dalrymple disclaims beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 20.00%.

Robert H. Dalrymple

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 727,139. This number consists of 64,690 shares held directly in Robert H. Dalrymple's name, 114,885 shares held in the name of David J. Dalrymple, 3,808 shares held by David J. Dalrymple as custodian for his children under NYSGMA, 13,122 shares held in the name of Catherine D. Smith, 3,808 shares held by Catherine D. Smith as custodian for her children under NYSGMA, 59,416 shares held by Dalrymple Holding Corporation, 448,510 shares held by Dalrymple Family Limited Partnership and 18,900 shares held as co-trustee of trusts under the Will of Mary Ellen Dalrymple. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which Robert H. Dalrymple is a 23.1% owner nor does it include 5,439 shares owned by his spouse, Elizabeth T. Dalrymple, of which shares Robert H. Dalrymple disclaims beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 20.00%.

Catherine D. Smith

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Catherine D. Smith may be deemed to beneficially own is 727,139. This number consists of 13,122 shares held directly in Catherine D. Smith's name, 3,808 shares held by Catherine D. Smith as custodian for her children under NYSGMA, 64,690 shares held directly in Robert H. Dalrymple's name, 114,885 shares held in the name of David J. Dalrymple, 3,808 shares held by David J. Dalrymple as custodian for his children under NYSGMA, 59,416 shares held by Dalrymple Holding Corporation, 448,510 shares held by Dalrymple Family Limited Partnership and 18,900 shares held by David J. Dalrymple and Robert H. Dalrymple as co-trustees of trusts under the Will of Mary Ellen Dalrymple. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Catherine D. Smith may be deemed to beneficially own is 20.00%.

Dalrymple Holding Corporation

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 59,416. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 1.63%.

Dalrymple Family Limited Partnership

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 448,510 shares. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 12.33%.

Item 5 is further amended by deleting part (b) in its entirety and inserting the following in place thereof:

(b)

David J. Dalrymple

David J. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 727,139 shares of the Common Stock of the Issuer.

Robert H. Dalrymple

Robert H. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 727,139 shares of the Common Stock of the Issuer.

Catherine D. Smith

Catherine D. Smith may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 727,139 shares of the Common Stock of the Issuer.

Dalrymple Holding Corporation

Dalrymple Holding Corporation has shared voting and dispositive power over 59,416 shares of the Common Stock of the Issuer.

Dalrymple Family Limited Partnership

Acting through its three general partners, Dalrymple Family Limited Partnership has voting and dispositive power over 448,510 shares of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting it in its entirety and inserting the following in the place thereof:

David J. Dalrymple, Robert H. Dalrymple and Catherine D. Smith are siblings. As a result of their close family relationship, the above-named individuals communicate regularly about a variety of concerns, including financial matters. Although there are no implicit or explicit arrangements, understandings or contracts among said persons with respect to the shares of this Issuer (other than pursuant to the terms of the Dalrymple Family Limited Partnership Agreement as described at Item 2 hereof), they each may rely in part on the advice and opinions of the others when making individual voting or dispositive decisions with respect to such shares.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following as Exhibits to the Schedule 13D:

(1)	Joint Filing Agreement, dated August 11, 2005, among David J. Dalrymple, Robert H. Dalrymple, Dalrymple Holding Corporation and Dalrymple Family Limited Partnership

(2)	Power of Attorney from David J. Dalrymple dated August 8, 2005.

(3)	Power of Attorney from Robert H. Dalrymple dated August 8, 2005.

(4)	Power of Attorney from Catherine A. Smith dated August 8, 2005.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005
Signature:	/s/David J. Dalrymple
David J. Dalrymple

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005
Signature:	/s/J. Philip Hunter
Robert H. Dalrymple
By J. Philip Hunter under Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005
Signature:	/s/J. Philip Hunter
Catherine D. Smith
By J. Philip Hunter under Power of Attorney

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005
DALRYMPLE HOLDING CORPORATION
By /s/David J. Dalrymple
Name:	David J. Dalrymple

Title:	President

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005
DALRYMPLE FAMILY LIMITED PARTNERSHIP
By /s/David J. Dalrymple
Name:	David J. Dalrymple

Title:	General Partner

By /s/J. Philip Hunter
Name:	Robert H. Dalrymple
By J. Philip Hunter under Power of Attorney

Title:	General Partner

By /s/J. Philip Hunter
Name:	Catherine D. Smith
By J. Philip Hunter under Power of Attorney

Title:	General Partner

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, as amended by Amendment No. 6, dated August 9, 2005 (the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share, of Chemung Financial Corporation is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, and that this agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 11th day of August, 2005.

/s/ David J. Dalrymple David J. Dalrymple.

/s/ J. Philip Hunter Robert H. Dalrymple By J. Philip Hunter under Power of Attorney

/s/ J. Philip Hunter Catherine D. Smith By J. Philip Hunter under Power of Attorney

DALRYMPLE HOLDING CORPORATION

By: /s/ David J. Dalrymple
David J. Dalrymple, President

DALRYMPLE FAMILY LIMITED PARTNERSHIP

By:/s/ David J. Dalrymple
David J. Dalrymple, General Partner

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Dalrymple Holding Corporation are set forth below. Unless otherwise noted, each of theses persons is a United States citizen and has as his or her business address 2105 South Broadway, Pine City, New York 14871.

Name	Position with Reporting Person	Principal Occupation

David J. Dalrymple	President	Same

Edward C. Dalrymple, Jr.	Vice President & Treasurer	Same

Robert H. Dalrymple	Vice President & Secretary	Same

POWER OF ATTORNEY

Know all men by these presents that the undersigned hereby constitutes and appoints each of Jan P. Updegraff, Jane H. Adamy, James E. Corey III, and J. Philip Hunter, signing singly, his true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder or any other form, statement, certification or representation required under the federal securities laws including Forms 144 and 13D (hereinafter collectively referred to as "Forms");

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. This Power of Attorney shall remain in effect until revoked. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or any other federal securities laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of August, 2005.

Robert H Dalrymple

Robert H. Dalrymple

State of New York )
: ss.
County of Chemung )

One the 8th day of August, in the year 2005, before me, the undersigned, a notary public in and for said state, personally appeared Robert H. Dalrymple, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Jeanne P. Forrest

Notary Public

JEANNE P FORREST
Notary Public No OIFO6003327
State of New York, Chemung County
Commission Expires March 16 20 06

POWER OF ATTORNEY

Know all men by these presents that the undersigned hereby constitutes and appoints each of Jan P. Updegraff, Jane H. Adamy, James E. Corey III, and J. Philip Hunter, signing singly, his true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder or any other form, statement, certification or representation required under the federal securities laws including Forms 144 and 13D (hereinafter collectively referred to as "Forms");

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. This Power of Attorney shall remain in effect until revoked. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or any other federal securities laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8 day of Aug, 2005.

Catherine A. Smith

Catherine A. Smith

State of Wyoming)
: ss.
County of Teton)

One the 8 day of August 2005, in the year 2005, before me, the undersigned, a notary public in and for said state, personally appeared Catherine A. Smith, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Karen M. Fox Notary Public
County of Teton State of Wyoming
My Commission Expires August 20, 2005

Karen M. Fox

Notary Public